Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Reporting Issuer

Greenfire Resources Ltd. (the “Corporation”)

1900, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Item 2 Date of Material Change

February 11, 2025.

Item 3 News Release

The news release with respect to the material change referred to in this material change report was disseminated by the Corporation through a recognized newswire on February 11, 2025, and subsequently filed under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and with the U.S. Securities Exchange Commission at www.sec.gov.

Item 4 Summary of Material Change

On February 11, 2025, the Corporation announced the appointment of Colin Germaniuk as President and Adam Waterous as Executive Chairman of the Corporation, effective February 11, 2025, and the departure of Robert Logan, President and Chief Executive Officer, and three Senior Vice Presidents of the Corporation.

Item 5 Full Description of Material Change

On February 11, 2025, the Corporation announced the appointment of Colin Germaniuk as President and Adam Waterous as Executive Chairman of the Corporation. As part of this leadership transition, Robert Logan (President and Chief Executive Officer), Kevin Millar (Senior Vice President, Operations & Steam Chief), Albert Ma (Senior Vice President, Engineering), and Crystal Park (Senior Vice President, Commercial) will be departing the Corporation on the same day.

Tony Kraljic and Jonathan Kanderka will continue in their roles as Chief Financial Officer and Chief Operating Officer of the Corporation, respectively.

Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and this material change report, and may be contacted as follows:

Tony Kraljic, Chief Financial Officer
Telephone: (587) 315-5656

Item 9 Date of Report

February 12, 2025.